UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Amendment No. 1)

RULE 13e-3 TRANSACTION STATEMENT
PURSUANT TO SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

Entasis Therapeutics Holdings Inc.
(Name of the Issuer)

Entasis Therapeutics Holdings Inc.
Manoussos Perros
David Meek
Heather Berger, Ph. D.
Howard Mayer, M.D.
David C. Hastings
Heather Preston, M.D.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

293614 103
(CUSIP Number of Common Stock)

Manoussos Perros, Ph.D.
Chief Executive Officer
Entasis Therapeutics Holdings Inc.
35 Gatehouse Drive
Waltham, Massachusetts 02451
(781) 810-0120
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Jack S. Bodner Allison B. Schiffman Matthew C. Franker Covington & Burling LLP The New York Times Building 620 Eighth Avenue New York, N 10018 (212) 841-1000	Elizabeth M. Keiley Entasis Therapeutics Holdings Inc. 35 Gatehouse Drive Waltham, Massachusetts 02451 (781) 810-0120

This statement is filed in connection with (check the appropriate box):

a. ☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐	The filing of a registration statement under the Securities Act of 1933.

c. ☒	A tender offer.

d. ☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Purpose of Amendment

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13E-3 Transaction Statement, filed with the Securities and Exchange Commission (the “SEC”) on June 7, 2022 (the “Schedule 13E-3”), by Entasis Therapeutics Holdings Inc., a Delaware corporation (the “Company”), the issuer of the common stock that is the subject of the Rule 13e-3 transaction described below. The Schedule 13E-3 relates to the tender offer by Innoviva Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and a wholly owned subsidiary of Innoviva, Inc., a Delaware corporation (“Innoviva”), as disclosed in a Tender Offer Statement on Schedule TO, as amended and supplemented, filed by Innoviva and Merger Sub with the SEC on June 7, 2022 and amended on June 17, 2022, for Merger Sub to purchase all of the outstanding shares of the Company’s common stock, par value $0.001 per share (the “Shares”), at a price per Share equal to $2.20 in cash on the terms and subject to the conditions set forth in the Offer to Purchase (together with any amendments or supplements thereto, the “Offer to Purchase”), dated June 7, 2022 and supplemented on June 17, 2022, and in the related Letter of Transmittal. The information contained in the Offer to Purchase and the Schedule 14-9 is incorporated by reference herein and the responses to each item in this Amendment are qualified in their entirety by the information contained in the Offer to Purchase and the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 13E-3 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Schedule 13E-3. This Amendment is being filed to reflect certain updates as reflected below. Any information contained in the documents incorporated herein by reference shall be deemed modified or superseded for purposes of this Amendment to the extent that any information contained herein modifies or supersedes such information.

The filing of this Schedule shall not be construed as an admission by any filing person listed on the cover page hereto (each, a “Filing Person”), or by any affiliate of a Filing Person, that the Company is “controlled” by any other Filing Person, or that any other Filing Person is an “affiliate” of the Company within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

Item 7(c) of the Schedule 13E-3 is hereby amended to add the following paragraph:

“Each of the Filing Persons has considered the same reasons as the Entasis Board as described herein and in the Schedule 14D-9.”

ITEM 8.  FAIRNESS OF THE TRANSACTION

The second paragraph of Item 8(a) of the Schedule 13E-3 is hereby amended and restated in its entirety as follows:

“Each Filing Person reasonably believes that the terms of the Merger Agreement and the Offer are fair to the Entasis’ unaffiliated stockholders.”

The second paragraph of Item 8(c) is hereby amended and restated in its entirety as follows:

“The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “The Tender Offer—11. The Merger Agreement; Other Agreements,” “Section 12. Purpose of the Offer; Plans for Entasis,” and “Section 14. Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger” is incorporated herein by reference.”

ITEM 15. ADDITIONAL INFORMATION

The paragraph under Item 15(c) of the Schedule 13E-3 is hereby amended and restated in its entirety as follows:

“The information set forth in the Schedule 14D-9 under the heading “Item 8. Additional Information—Litigation Related to the Offer and the Merger” is incorporated herein by reference.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ENTASIS THERAPEUTICS HOLDINGS INC.

Dated: June 17, 2022	By:	/s/ Elizabeth M. Keiley
Name: Elizabeth M. Keiley Title: General Counsel

Dated: June 17, 2022	By:	/s/ David Meek
Name: David Meek Title: Chairman of the Board

Dated: June 17, 2022	By:	/s/ Manoussos Perros
Name: Manoussos Perros Title: President, Chief Executive Officer and Director

Dated: June 17, 2022	By:	/s/ Heather Berger
Name: Heather Berger, Ph. D. Title: Director

Dated: June 17, 2022	By:	/s/ Howard Mayer
Name: Howard Mayer, M.D. Title: Director

Dated: June 17, 2022	By:	/s/ David C. Hastings
Name: David C. Hastings Title: Director

Dated: June 17, 2022	By:	/s/ Heather Preston
Name: Heather Preston, M.D. Title: Director